SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			23,090,201		0.1469	0.1469

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	355,315	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	13	10,648	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	15	9,582	0.00000	0.00
			Total Conversion ADRs (Out)		375,545		0.00
Shares	Common	Direct with the Company	Exerc Options	05	162,250	0.21852	35,454.87
Shares	Common	Direct with the Company	Exerc Options	06	49,275	1.83284	90,313.19
Shares	Common	Direct with the Company	Exerc Options	07	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	08	1,438,950	0.21852	314,439.35
Shares	Common	Direct with the Company	Exerc Options	08	1,143,150	0.64106	732,827.74
Shares	Common	Direct with the Company	Exerc Options	08	32,822	2.28565	75,019.57
Shares	Common	Direct with the Company	Exerc Options	09	75,100	0.21852	16,410.85
Shares	Common	Direct with the Company	Exerc Options	13	46,800	0.21852	10,226.74
Shares	Common	Direct with the Company	Exerc Options	14	52,650	0.21852	11,505.08
Shares	Common	Direct with the Company	Exerc Options	14	51,900	1.83284	95,124.40
Shares	Common	Direct with the Company	Exerc Options	14	87,175	0.52500	45,766.88
Shares	Common	Direct with the Company	Exerc Options	14	96,575	2.03648	196,673.08
Shares	Common	Direct with the Company	Exerc Options	14	37,725	3.86096	145,654.72
Shares	Common	Direct with the Company	Exerc Options	15	87,825	0.21852	19,191.52
Shares	Common	Direct with the Company	Exerc Options	15	122,715	8.72400	1,070,565.66
Shares	Common	Direct with the Company	Exerc Options	15	75,250	4.05596	305,210.99
Shares	Common	Direct with the Company	Exerc Options	18	30,125	9.35960	281,957.95
			Total Sell		3,620,412		3,728,300.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	29,840	18.74	559,201.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	15	72,449	18.99	1,375,806.51
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	14,872	18.96	281,973.12
			Total Buy		117,161		2,216,981.23

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,211,405		0.1222	0.1222

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	355,315	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	13	10,648	0.00000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	15	9,582	0.00000	0.00
			Total Conversion ADRs (In)		375,545		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	01	198,285	5.24	1,039,017.80
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	13	29,252	5.24	153,279.84
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	15	24,568	5.34	131,190.64
			Total Buy		252,105		1,323,488.28

ADR (*)	Common	Direct with the Company	Exerc Options	01	293,250	1.3576368	398,126.99
ADR (*)	Common	Direct with the Company	Exerc Options	01	260,350	2.4616509	640,890.81
ADR (*)	Common	Direct with the Company	Exerc Options	13	39,900	3.8416000	153,279.84
ADR (*)	Common	Direct with the Company	Exerc Options	15	34,150	3.8416000	131,190.64
			Total Sell		627,650		1,323,488.28

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer